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                              September 1, 2020

       Geoffrey Strong
       Chief Executive Officer and Director
       Spartan Energy Acquisition Corp.
       9 West 57th Street, 43rd Floor
       New York, New York 10019

                                                        Re: Spartan Energy
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 7,
2020
                                                            File No. 001-38625

       Dear Mr. Strong:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed August 7, 2020

       General

   1. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12
of Regulation S-X, as applicable.
   2. Please revise the cover page to highlight to investors that they will have almost no ability to effect corporate
decisions given the voting power to be held by Mr. Fisker and Dr.
                                                        Gupta following the
transaction.
       Fisker, Inc., page 14

   3. Revise the disclosure on page 215 to explain the "legendary" design and engineering expertise of Mr.
Fisker. Also revise to clarify how the to-be-developed vehicle will have
                                                        "strong emotional"
appeal.
 Geoffrey Strong
FirstName LastNameGeoffrey   Strong
Spartan Energy Acquisition Corp.
Comapany 1,
September  NameSpartan
             2020       Energy Acquisition Corp.
September
Page 2    1, 2020 Page 2
FirstName LastName
Selected Historical Financial and Operating Data of Spartan, page 27

4.       Your total stockholders    equity amounts in the table appear to
include redeemable
         common stock outside of permanent equity. Please revise your disclosure.
Risk Factors, page 31

5. In light of the voting control by Mr. Fisker and Dr. Gupta after the transaction, please provide us your analysis of whether you will be a "controlled company" under exchange listing rules and, if so, describe the corporate governance exemptions that will be available to you and the related risks to investors.
6. It appears from your disclosure beginning on page 124 that the tax consequences are uncertain for investors who exercise their redemption rights. If so, please add a risk factor describing that fact and related risks.
7. Please add risk factor disclosure describing the risks associated with the lack of a third-
         party valuation or fairness opinion.
New Fisker charter documents..., page 53

8.       Please revise to describe the provisions set forth in Article XII and
Section 4 of Article
         VI of New Fisker's charter, and relate the effect of those provisions and the ones you currently disclose to the post-transaction voting power to be held by Mr. Fisker and Dr.
         Gupta.
If third parties bring claims against us..., page 62

9. Please revise to clarify whether any third parties have refused to sign the waivers to which you refer.
Our Sponsor, directors, officers, advisors..., page 68

10. Please update this disclosure, as necessary, to reflect any purchases or other acquisitions that actually occur.
Comparative Share Information, page 88

11. Please revise the table to include historical comparative information for Fisker for all periods presented. In addition, please expand the table or footnote
(1) to include
         quantitative disclosure of the components of your book value per share calculation.
Lock-up agreements, page 108

12. Please revise to clarify the number of shares held by the "certain" investors in Fisker who will enter into the lock-up agreements.
 Geoffrey Strong
FirstName LastNameGeoffrey   Strong
Spartan Energy Acquisition Corp.
Comapany 1,
September  NameSpartan
             2020       Energy Acquisition Corp.
September
Page 3    1, 2020 Page 3
FirstName LastName

Background of the Business Combination, page 109

13. Please revise to clarify how the nature, such as the dual-class structure, and amount of consideration were determined through the negotiations of the parties, including any proposals and counter-proposals. For example, clarify the "key terms" regarding deal structure, valuation and sources and uses of funds mentioned on page
110. Also, where
         you mention that your board considered aspects of Fisker's business, describe specifically what it considered. For example, you mention on page 111 a review of manufacturing and design aspects and agreements and anticipated arrangements with third parties including
         VW. You also mention on page 112 a consideration of the status of contractual agreement with VW and alternatives if an agreement was not reached.
Spartan Board's Reasons for the Approval of the Business Combination, page 113

14. Please revise to explain in greater detail how each bullet point supports the board's conclusion to enter into the business combination. For example, explain how the research on public companies and meetings and calls with potential suppliers relates to the conclusion of the board to enter into the transaction.
Unaudited Prospective Financial Information, page 116

15. Please disclose the basis underlying the prospective financial and non-financial metrics in the tables on pages 117 and 118.
Satisfaction of 80% Test, page 118

16. Please revise to clarify how the Spartan board determined the fair market value of Fisker is 80% of the balance of funds in the Trust Account.
Proposal No. 5--The Additional Charter Proposal, page 135

17. Please revise to further explain other changes to the charter that "the Spartan Board deems appropriate for a public operating company."
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Fisker
Liquidity and Capital Resources, page 164

18.      Please revise to disclose the fact that Fisker   s independent auditor
has expressed
         substantial doubt about the company   s ability to continue as a going
concern.
Information about Fisker, page 169

19. Noting your ongoing discussions with VW, please include in this section a discussion of your plans with respect to manufacturing, including where and how you plan to manufacture your vehicles.
 Geoffrey Strong
FirstName LastNameGeoffrey   Strong
Spartan Energy Acquisition Corp.
Comapany 1,
September  NameSpartan
             2020       Energy Acquisition Corp.
September
Page 4    1, 2020 Page 4
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Spartan
Going Concern and Liquidity Considerations, page 195

20. Please expand your discussion here and also add a risk factor to disclose that your independent auditor has expressed a going concern opinion. In addition, please update the mandatory liquidation date based on the Charter Amendment approved on August 3,
         2020.
Beneficial Ownership of Securities, page 237

21. We note your disclosure that Henrik Fisker and Dr. Geeta Gupta will have beneficial ownership of 30.3% the shares of common stock after the business combination. We note also your disclosure beginning on page vi that Henrik Fisker and Dr. Geeta Gupta will collectively have between 88.0% and 93.3% of the voting power of the capital stock of
         New Fisker on a fully-diluted basis immediately following the business combination.
         Please explain why these amounts are not reflected in the beneficial ownership table.
Spartan Energy Acquisition Corp Unaudited Condensed Financial Statements Registration Rights, page F-13

22. Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering your common stock. Refer to ASC 825-20-50-1.
Note 8 - Subsequent Events, page F-16

23. Please disclose the actual date through which subsequent events have been evaluated in accordance with ASC 885-10-50-1.
24. Please tell us what consideration you gave to disclosing the Business Combination
         Agreement you entered into with Fisker on July 10, 2020 and the Charter Amendment approved on August 3, 2020 which extended the mandatory liquidation date to February
         14, 2021.
Fisker Unaudited Condensed Financial Statements
Note 17 - Subsequent Events, page F-52

25. Please disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Geoffrey Strong
Spartan Energy Acquisition Corp.
September 1, 2020
Page 5

        You may contact SiSi Cheng at (202) 551-5004 or Kevin Stertzel, Senior Accountant, at
(202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Erin Purnell, Senior
Attorney, at (202) 551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameGeoffrey Strong
                                                          Division of
Corporation Finance
Comapany NameSpartan Energy Acquisition Corp.
                                                          Office of
Manufacturing
September 1, 2020 Page 5
cc:       Ramey Layne
FirstName LastName